

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2011

Charles S. Parrish
Vice President, General Counsel and Secretary
Tesoro Logistics LP
19100 Ridgewood Parkway
San Antonio, Texas 78259-1828

  **Re: Tesoro Logistics LP**
    **Registration Statement on Form S-1**
    **Filed January 4, 2011**
    **File No. 333-171525**

Dear Mr. Parrish:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. To the extent applicable, please address for this filing the comments issued by the Commission staff to Tesoro Corporation on December 1, 2010 regarding Tesoro's annual report on Form 10-K for the fiscal year ended December 31, 2009. With respect to our comments 2 and 3 in such letter, your response should not be limited to the risk of oil spills involving tankers transporting crude oil, but should address the risk of any spills in environmentally sensitive waters due to your operations on or near such waters.

2. Please provide complete responses, and where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected areas. This will minimize the need for us to repeat similar comments. Further, please provide updated disclosure with each amendment. For example, and without limitation, please provide updated disclosure regarding your credit facility, the required information regarding the independent member of the board

of directors of your general partner, and compensation programs for the directors and officers of your general partner.

3.  In the amended registration statement, fill in all blanks other than those that contain information you are allowed to omit at the time of effectiveness pursuant to Rule 430A.

4.  You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

5.  Prior to printing and distributing the preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include in the prospectus, as well as accompanying captions, if any. We may have comments after reviewing these materials.

6.  Please submit to us on a supplemental basis all sales literature prior to first use. Once you have submitted these materials, allow sufficient time to complete our review.

7.  Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us a copy of that letter, or ensure that FINRA calls us for that purpose.

8.  Please advise us, and update your disclosure as applicable, regarding the status of your application to list your common units on the New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

Prospectus Cover Page

9.  Please disclose the percentage of the offering proceeds that will be available to the registrant after the deduction of all fees, commissions, expenses, compensation and payments to affiliates in connection with the offering.

Summary, page 1

10. Throughout the prospectus summary, you refer investors to other places in the document where they can find more comprehensive discussions of the various issues. Please provide the related page numbers.

11. Please balance the discussion in the summary section to describe not only your business strategies, but also the material risks and challenges you face.

12.     Please include in your Summary section a brief description of your formation transactions and your partnership structure.

Our Relationship with Tesoro Corporation, page 4

13.     We note your disclosure at page 4 regarding Tesoro's intent to use you as the primary vehicle to grow its logistics operations, and your belief that it will be in Tesoro's best interest to contribute additional logistics assets to you over time and to facilitate organic growth opportunities and accretive acquisitions from third parties. Please clarify in this section, if true, that Tesoro is under no obligation to take such actions, except with respect to the right of first offer that you describe at page 4.

14.     Please disclose in this section how the consideration will be determined for any assets purchased in connection with the right of first offer. In that regard, we note your disclosure at page 138 that the consummation and timing of any acquisition by you of the assets covered by your right of first offer will depend upon, among other things, your ability to reach an agreement with Tesoro on price and other terms.

15.     We note your disclosure that Tesoro had consolidated revenues of approximately $16.9 billion and consolidated net assets of approximately $8 billion for the year ended December 31, 2009. Please consider disclosing other financial measurements of Tesoro for the year ended December 31, 2009, such as operating income (loss) or net earnings (loss).

The Offering, page 8

16.     Please explain in this section the reasons for distributing cash to Tesoro.

17.     We note your disclosure at page 48 that you do not have a legal obligation to pay distributions at your minimum quarterly distribution rate or at any other rate except as provided in your partnership agreement. We also note your disclosure at page 61 that there is no guarantee that you will pay the minimum quarterly distribution or any amount on your units in any quarter. Please provide such information in this section.

Risk Factors, page 16

18.     Where appropriate, please discuss risks related to your relationship with Tesoro in the context of the risks related to conflicts of interest that you describe at page 31. For example, and without limitation, please discuss the matters addressed under the subcaption "Tesoro accounts for substantially all our revenues…" at page 16 and the subcaption "Tesoro may suspend, reduce or terminate its obligations under our commercial agreements…" at page 18 in the context of such conflicts of interest.

<u>Tesoro's level of indebtedness…, page 19</u>

19.     Please expand this risk factor subcaption to adequately describe each of the risks
        described under the subcaption.  For example, please address in the subcaption the risk
        that your general partner may be required to file for bankruptcy, causing your dissolution
        under your partnership agreement.

<u>We may not be able to significantly increase our third-party revenue…, page 22</u>

20.     We note your disclosure that your efforts to attract new unaffiliated customers may be
        adversely affected by Tesoro's operational requirements at its Mandan refinery.  Please
        revise your disclosure to briefly describe such operational requirements.

<u>Use of Proceeds, page 45</u>

21.     Once you know the expected size of the offering, and no later than when you provide the
        price range for the offering, you will need to provide the estimated amounts you intend to
        allocate to each of the identified uses.  In that regard, it is insufficient to indicate only that
        you intend to retain a certain portion of the proceeds "for general partnership purposes,
        including to fund [y]our working capital needs, and use the remainder to make a
        distribution to Tesoro."  Instead, provide necessary detail for each intended use, and
        present the information in tabular form to facilitate clarity.  If you have no specific plan
        for a significant portion of the proceeds, state this explicitly, and discuss the principal
        reasons for the offering at this time.  Refer generally to Item 504 of Regulation S-K.

22.     Please revise your filing to clarify why the net proceeds from any exercise by the
        underwriters of their option to purchase additional common units will be used to redeem
        common units from Tesoro at a price per common unit equal to the proceeds per common
        unit before expenses but after deducting underwriting discounts and the structuring fee.

23.     We note you intend to use a portion of the proceeds from this offering to make a cash
        distribution to Tesoro and to borrow $50 million to fund an additional cash distribution to
        Tesoro at the close of this offering.  Since these planned distributions to owners are not
        reflected in the latest balance sheet of Tesoro Logistics LP Predecessor, please tell us
        how you considered the need to present a pro forma balance sheet reflecting the
        distribution accrual (but not giving effect to the offering proceeds) alongside the
        historical balance sheet on page F-10, as contemplated by SAB Topic 1B.3.

24.     We also note that a portion of this distribution is to be paid out of proceeds of the
        offering.  Please tell us how you considered presenting the pro forma per unit data
        contemplated within SAB Topic 1B.3.

Statement of Estimated EBITDA, page 53

25.     We note your disclosure on page 54 which indicates that your forecasted revenues for the year ending December 31, 2011 take into consideration forecasted usage by Tesoro of services above the minimum throughput requirements under the commercial agreements. We further note that the disclosures on pages 54-58 quantify the forecasted revenues for the year ending December 31, 2011 using contracted minimum volumes with respect to estimated usage by Tesoro.  Please consider an incremental disclosure to your Statement of Estimated EBITDA for the year ending December 31, 2011 that reflects the Estimated EBITDA and Estimated cash available for distribution assuming expected volumes to be sold to third parties and contracted minimum volumes with respect to estimated affiliate sales.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 78

EBITDA and Distributable Cash Flow, page 81

26.     We note your disclosure under this heading includes a discussion of your non-GAAP measure titled "distributable cash flow."  Please expand your disclosure, where appropriate, to provide the reconciliation of this measure to its most directly comparable measure, as required by Item 10(e) of Regulation S-K, or otherwise advise where such disclosure is located.  In this regard, we note only a reconciliation provided for EBITDA on page 77.

Factors Affecting the Comparability of Our Financial Results, page 81

General and Administrative Expenses, page 82

27.     You state that "Tesoro will continue to charge [you] a combination of direct monthly charges for the management and operation of [your] logistics assets, which are projected to be higher than historical charges due to Tesoro's provision of additional services, and a fixed annual fee for general corporate services…"  Quantify the projected changes to these charges.

Business, page 93

28.     Please balance your disclosure in this section regarding your relationship and commercial contracts with Tesoro with relevant references to your risk factor disclosure regarding the risks related to such relationship and commercial contracts.

Management, page 122

Directors and Executive Officer of Tesoro Logistics GP, LLC, page 122

29.     We note your disclosure that it is anticipated that certain of the executive officers of your general partner will devote significantly less than a majority of their time to your business in the foreseeable future. For each executive officer of your general partner, please disclose a reasonable estimate of the amount of time that you anticipate he will devote to your business.

30.     For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director of your general partner, in light of your business and structure.  See Item 401(e) of Regulation S-K.

Management, page 122

31.     We note your disclosure at page 122 that you will have an audit committee.  Please clarify whether this is an audit committee of your general partner.

Certain Relationships and Related Party Transactions, page 134

32.     We  note your disclosure at page 134 that you are required to reimburse your general partner and its affiliates for all costs and expenses that they incur on your behalf for managing and controlling your business and operations.  We also note your disclosure that except to the extent specified under your omnibus agreement or your operational services agreement, your general partner determines the amount of these expenses.  Please disclose how your general partner will determine such amounts.  Your disclosure should address, without limitation, how the allocable expenses related to salary, benefits, and incentive compensation for executive officers of the general partner will be determined.

Material Federal Income Tax Consequences, page 171

33.     Please remove any implication that investors are not entitled to rely on the opinion of counsel with respect to the material federal income tax consequences.  In that regard, we note the statement that you encourage each prospective unitholder to depend on his own tax advisor.

Underwriting, page 189

34.     You indicate in the sixth paragraph of this section that "Citi in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice."  Disclose whether there are any agreements, understandings, or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period.  In addition, please file the lock-up agreements.

Unaudited Pro Forma Combined Financial Statements, page F-2

Note 2. Pro Forma Adjustments and Assumptions, page F-5

35.     Please add a description of the nature of the estimated costs represented by pro forma adjustment 2(d) and tell us why you believe this adjustment meets the "factually supportable" criteria in Rule 11-02(b)(6) of Regulation S-X.  In addition, please separately disclose the pro forma amount attributable to the estimated costs and the advisory fee associated with the offering.

36.     Please describe the assumptions involved in determining the amount of each adjustment within pro forma adjustment 2(j).

37.     Please add a description of the nature of the "higher employee-related expenses" represented by pro forma adjustment 2(k), along with an explanation of the assumptions involved in determining the amount of the adjustment.  Further, please tell us why you believe this adjustment meets the "factually supportable" criteria in Rule 11-02(b)(6) of Regulation S-X.

Tesoro Logistics LP Predecessor Financial Statements

Note 3. Summary of Significant Accounting Policies, page F-15

Imbalances, page F-17

38.     Please clarify whether your accounting policy for the imbalance provisions you describe is in accordance with the sales or entitlement method, as contemplated by ASC 932-10-S99-5, or otherwise advise.

Note 5. Property, Plant and Equipment, page F-20

39.     We note you have not provided the information in the table for the nine months ended September 30, 2010.  Please update your footnote disclosures for this quarterly information.  Similar concerns exist for the following footnotes with relevant quarterly information.

Note 8. Stock-Based Compensation, page F-21

40.     We note your disclosure that "Stock-based compensation expense is included in our general and administrative expense."  Please confirm, if true, that your accounting policy complies with SAB Topic 14.F, which contemplates inclusion of stock-based compensation expense in the same line or lines as cash compensation paid to the same employees, or otherwise advise.

Undertakings, page II-2

41.     We note the undertaking that you have provided in paragraph (3) on page II-3.  Please tell us why you have not also undertaken to provide the referenced information with respect to transactions with the registrant's general partner.

Exhibits

42.     You have omitted a number of exhibits that Item 601 of Regulation S-K requires you to file.  The staff reserves the right to review and comment upon all exhibits.  To expedite the processing of your filing and to ensure that you have adequate time to respond to any future staff comments, please file with the next amended registration statement all such exhibits, including the opinion of counsel and all material contracts.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     William N. Finnegan (via facsimile)